EXHIBIT 10.7

Elaine Arden Group Human Resources Director

STRICTLY PRIVATE & CONFIDENTIAL
TO BE OPENED BY ADDRESSEE ONLY	Gogarburn
Bruce Van Saun	Edinburgh
RBS Citizens Financial Group, Inc.	EH12 1HQ
600 Washington Boulevard	Telephone: 0131 523 2022 Facsimile: 0131 523 4985 www.rbs.com
Stamford
CT 06901

6 November 2013

Dear Bruce

Appointment – CEO & Chairman of CFG and Head of RBS Americas

Following recent discussions I am very pleased to be able to formally offer you the position of CEO & Chairman of CFG and Head of RBS Americas.

The appointment took effect on 1 October 2013 and will be on the terms and conditions set out in the enclosed Executive Employment Agreement. Some of the main elements of the offer are summarised in this letter. In the event of any conflict between this letter and the Executive Employment Agreement, the terms of this letter will control.

Position

The position offered is CEO & Chairman of CFG and Head of RBS Americas, reporting to the Group CEO. For the avoidance of any doubt, although your remit would initially include the role of Chairman of CFG it is possible that it may be split at some point in the future and a part time non-executive Chairman appointed. The Group has not determined this matter and any such decision will be taken with consideration of the US context and any other such factors as the Board believes relevant.

You will be based at the CFG offices in Stamford, Connecticut, but you will also be required to travel elsewhere in the world in the course of performing your duties. You will have the use of a driver for business travel when required.

In addition to your normal responsibilities you will continue to be a member of the RBS Group Executive Committee. As you know, members of the Group Executive Committee are required to build up by May 2016 a minimum holding of beneficially owned Group shares. The target shareholding level (excluding any unvested deferred shares and unvested LTIP awards) is currently 125% of base salary. Progress will be monitored by the Group Performance and Remuneration Committee and taken into account by the Group CEO when considering whether or not to give clearance to deal in Group shares. Immediately following the CFG initial public offering, the Group Performance and Remuneration Committee will look to amend the RBS shareholding requirement to incorporate holdings of CFG stock as appropriate in the circumstances.

Remuneration

The role will attract an annual Base Salary of $1,370,000. You will also receive an annual cash allowance of $519,659, which is made up of pension funding equal to 35% of your Base Salary and benefit funding up to the relevant cap in line with current Group Executive Committee practice.

Remuneration for your role will be benchmarked against the market for peers in US Regional Banking and will take into account your individual performance in role as well as the normal consideration of CFG performance, Group performance and other relevant factors. The peer group will be reviewed as necessary with support from external advisors.

You will remain eligible to participate in such bonus plans and long term incentive plans as are agreed from time to time by the RBS Group Performance and Remuneration Committee, subject to the rules of those plans as amended from time to time.

Your maximum annual bonus opportunity will remain at 250% of your Base Salary. For on-target performance it is anticipated that 175% of your Base Salary will be awarded as a bonus, although no guarantee (of any award or of an award of a particular amount) can be given.

Your maximum long term incentive award opportunity will be 300% of your Base Salary. For on-target performance it is anticipated that 200% of your Base Salary will be awarded as a long term incentive award, although no guarantee (of any award or of an award of a particular amount) can be given.

An illustrative table setting out your total target and maximum remuneration is attached as an appendix to this letter.

The construct of your compensation will be based on current Group Executive Committee practice. We are mindful at the time of making this proposal that there is significant uncertainty on the structure of remuneration as a result of the proposed new rules on remuneration under the EU’s Capital Requirements Directive (CRD IV), including the proposed bonus cap. If, in the RBS Group’s reasonable opinion, part or all of your remuneration package becomes inconsistent with law or regulation and/or the RBS Group’s remuneration policy, we will restructure it to provide an equivalent value in an alternative structure which is consistent with law and regulation and the RBS Group’s remuneration policy. An equivalent value, in the reasonable opinion of the RBS Group, may take into account a change in remuneration structure, delivery vehicle and timing of payments.

Termination provisions

The enclosed Executive Employment Agreement contains termination provisions standard for senior appointments in the US, covering ‘with Cause’ and ‘without Cause’ terminations and resignation for ‘Good Reason’. It also includes ‘change in control’ provisions in line with standard US practice. Where either party requires to give notice to terminate the employment, the relevant notice period will be six months. As and when the Company is made public, the termination provisions in Section 1 of the enclosed Executive Employment Agreement will be reviewed against the market for peers in US Regional Banking at that time.

In addition, the special terms in your existing contract which provide for good leaver treatment under the various share plans and removal of the pro-rate requirement on existing LTIP in certain circumstances will continue to have effect (save that the relevant notice period will be six months), including in the event of a change in control. As is currently the case, these special terms will be subject certain conditions and to specific non-compete restrictions.

Relocation

To ensure your move back to the US goes as smoothly as possible, relocation assistance will be provided in line with the Group’s International Relocation policy. A dedicated case manager will be appointed to assist you in all the matters associated with such a move, including travel arrangements and the shipment of household goods and personal possessions from the UK to the US using the Group’s approved international transportation company.

It has also been agreed that your current housing allowance will be extended until 31 October 2013, and the tax and advisory services that you currently receive will be continued through the UK tax year ending March 2016 to ensure smooth repatriation.

To indicate your acceptance of this offer, please sign and date the enclosed Executive Employment Agreement and return it to me. An additional copy of the agreement has been enclosed for your own records.

If you have any queries please do not hesitate to contact me.

Yours sincerely

/s/ Elaine Arden

Encl:	Two copies of Executive Employment Agreement

APPENDIX

Compensation construct

	Target		Maximum
	USD	%	USD	%
Salary	1,370,000		1,370,000
Bonus	2,397,500	175%	3,425,000	250%
LTIP	2,740,000	200%	4,110,000	300%

Total Comp	6,507,500		8,905,000

Pension & Benefit funding	519,659		519,659

Total Remuneration	7,027,159		9,424,659